[redacted]

14046979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway
(No and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ye 816-751-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	06
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

07
3/18/14

OATH OR AFFIRMATION

I, John Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

KIMBERLY BEVERLIN
Notary Public - Notary Seal
STATE OF MISSOURI - Jackson County
My Commission Expires: 11-19-2017
Commission # 13899116

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Country Club Financial Services, Inc.

December 31, 2013 and 2012

Contents

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816 221 6300 // fax 816 221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of Country Club Financial Services, Inc. (the Company), a wholly-owned subsidiary of Country Club Bank, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Year Audited by Other Auditors

The 2012 financial statements were audited by other auditors and their report thereon, dated February 21, 2013, expressed an unmodified opinion.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under rule 15c3-1 listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 25, 2014

Country Club Financial Services, Inc.
Statements of Financial Condition
December 31, 2013 and 2012

Assets

	2013	2012
Cash and cash equivalents	$ 1,456,017	$ 930,096
Commissions receivable	82,975	90,507
Accounts receivable	35,825	26,337
Equity securities - not readily marketable	3,300	3,300
Prepaid expenses	28,011	18,240
Furniture, fixtures and equipment - net	29,836	21,647
Total assets	$ 1,635,964	$ 1,090,127

Liabilities and Stockholder's Equity

	2013	2012
Liabilities		
Accounts payable	$ 164,640	$ 159,355
Total liabilities	164,640	159,355
Stockholder's Equity		
Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	5,167,900	4,417,900
Retained deficit	(3,696,676)	(3,487,228)
Total stockholder's equity	1,471,324	930,772
Total liabilities and stockholder's equity	$ 1,635,964	$ 1,090,127

Country Club Financial Services, Inc.
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 1,785,833	$ 1,689,809
Service fees	730,980	685,093
Investment banking advisory fee income	1,668,744	830,913
Wheatland Advisors revenue	91,177	24,788
Other revenues	253,853	254,524
Interest and dividend income	239	405
Total revenues	4,530,826	3,485,532
Expenses		
Personnel services	3,414,872	3,081,370
Management services	405,000	435,000
Outside electronic data processing	153,811	176,693
Pershing ticket charges	67,842	74,128
Occupancy and equipment	317,349	269,749
Professional fees	42,173	18,795
Dues and subscriptions	39,930	24,706
Regulatory fees	52,196	49,387
Depreciation	10,803	10,447
Advertising costs	30,076	60,696
Stationery and supplies	8,000	13,039
Other operating expenses	177,310	147,222
Total expenses	4,719,362	4,361,232
Operating Loss	(188,536)	(875,700)
Provision for Income Taxes	20,912	4,604
Net Loss	$ (209,448)	$ (880,304)

Country Club Financial Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2012	$ 100	$ 3,667,900	$ (2,606,924)	$ 1,061,076
Capital contribution from Parent	-	750,000	-	750,000
Net loss	-	-	(880,304)	(880,304)
Balance, December 31, 2012	100	4,417,900	(3,487,228)	930,772
Capital contribution from Parent	-	750,000	-	750,000
Net loss	-	-	(209,448)	(209,448)
Balance, December 31, 2013	$ 100	$ 5,167,900	$ (3,696,676)	$ 1,471,324

Country Club Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Operating Activities		
Net loss	$ (209,448)	$ (880,304)
Items not requiring cash		
Depreciation	10,803	10,447
Changes in		
Commissions receivable	7,532	(17,393)
Accounts receivable	(9,488)	4,479
Prepaid expenses	(9,771)	(1,331)
Accounts payable	5,285	(21,642)
Net cash used by operating activities	(205,087)	(905,744)
Investing Activities		
Acquisition of furniture, fixtures and equipment	(18,992)	(10,908)
Net cash used in investing activities	(18,992)	(10,908)
Financing Activities		
Capital contribution from Parent	750,000	750,000
Net cash provided by financing activities	750,000	750,000
Increase (Decrease) in Cash and Cash Equivalents	525,921	(166,652)
Cash and Cash Equivalents, Beginning of Year	930,096	1,096,748
Cash and Cash Equivalents, End of Year	$ 1,456,017	$ 930,096

Country Club Financial Services, Inc.

Notes to Financial Statements

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, insurance and annuity products, investment banking services and institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors and Country Club Capital Advisors. The Company employs 40 representatives at offices in 18 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 45 states and the District of Columbia, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and various state agencies. All general securities are insured by Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company, N.A., and Tower Wealth Managers, among others.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2013, cash equivalents consisted primarily of money market accounts with a broker.

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis.

Income Taxes

The provision for income taxes includes state tax liabilities and benefits receivable. In 2013 and 2012, the Company paid no income taxes. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. Provisions for income tax and income taxes receivable currently from the Parent relate entirely to state income taxes.

The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2010.

Subsequent Events

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Related-party Transactions

The Parent provides office space and management services as needed at a cost to the Company of $405,000 and $435,000 for 2013 and 2012, respectively. For 2013 and 2012, the Company received insurance commissions income of $119,537 and $95,993, respectively, from premiums paid by the Parent.

The Company shares revenue with Tower Wealth Managers and Country Club Trust Company, N.A., under the terms of a formal subadvisory agreement applicable to specific categories and types of transactions. For 2013 and 2012, the Company recognized revenue-sharing income of $253,853 and $254,524 that is reported as Other Revenues in the Statements of Operations.

Note 4: Furniture, Fixtures and Equipment

At December 31, 2013 and 2012, furniture, fixtures and equipment consisted of the following:

	2013	2012
Furniture, fixtures and equipment	$ 131,723	$ 112,731
Less accumulated depreciation	(101,887)	(91,084)
Total furniture, fixtures and equipment	$ 29,836	$ 21,647

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Net capital	$ 1,368,858	$ 813,392
Aggregate indebtedness	164,640	185,692
Minimum net capital required	50,000	50,000
Excess net capital at 1500%	1,318,858	763,392
Excess net capital at 1000%	1,352,394	794,823
Net capital ratio	0.12 to 1	0.23 to 1

Note 6: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 7: Reliance on Third-party Liquidity

The Company has received a commitment from its Parent to provide additional funds during the next fiscal year to meet liquidity needs not covered by operating cash flows.

Supplemental Schedule

Country Club Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2013

Aggregate Indebtedness	$	164,640
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $50,000 Minimum	$	50,000
Stockholder's Equity	$	1,471,324
Nonallowable Assets		
Equity securities - not readily marketable		3,300
Property and equipment, net		29,836
Prepaid expenses and other		45,130
Total nonallowable assets		78,266
Haircut on Money Market Account		24,200
Net Capital	$	1,368,858
Capital in Excess of Requirement	$	1,318,858
Ratio of Aggregate Indebtedness to Net Capital		0.12 : 1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2013. Therefore, no reconciliation of the two computations is deemed necessary.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816 221 6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 25, 2014

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221 6300 // fax 816.221 6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Country Club Financial Services, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Noted no adjustments to be reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 25, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044574 FINRA DEC
COUNTRY CLUB FINANCIAL SERVICES INC 15*16
1 WARD PKWY
KANSAS CITY MO 64112-2169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,167.50

B. Less payment made with SIPC-6 filed (exclude interest) (1,404.09)
7/23/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,763.41

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,763.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,763.41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Country Club Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of January, 20 14.

Senior V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,530,825
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,063,827
(2) Revenues from commodity transactions.	
(3) Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ⊖	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ⊖	
Enter the greater of line (i) or (ii)	⊖
Total deductions	2,063,827
2d. SIPC Net Operating Revenues	$ 2,466,998
2e. General Assessment @ .0025	$ 6,167.50 (to page 1, line 2.A.)